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Exhibit 99.(a)(22)

8 August 2005

        This document should not be transmitted, distributed or released in or into any jurisdiction in which such an act would constitute a violation of the relevant laws of such jurisdiction.

National Grid plc
Initial Repurchase Offer for B Shares

        National Grid has appointed JPMorgan Cazenove to make the Initial Repurchase Offer in accordance with the Circular to Shareholders and the US Supplemental Memorandum, each dated 6 June 2005.

        JPMorgan Cazenove hereby makes the Initial Repurchase Offer, acting as principal, to purchase the 843,811,272 B Shares in respect of which valid elections have been received from Shareholders and ADR Holders in an on-market transaction on the terms set out in the Circular to Shareholders and the US Supplemental Memorandum. The offer is to purchase B Shares for 65 pence each, free of all dealing expenses and commissions.

        With respect to Shareholders, cheques and sale advices are expected to be despatched and assured payments made through CREST on 22 August 2005 in respect of B Shares purchased under the Initial Repurchase Offer.

        With respect to ADR Holders, cheques and transaction advices are expected to be despatched and book-entry credits made on 25 August 2005 in respect of B Shares purchased under the Initial Repurchase Offer.

Notes:

        All definitions used in the Circular to Shareholders and the US Supplemental Memorandum, each dated 6 June 2005 apply to this announcement.

Enquiries:

National Grid plc

Investors
Alexandra Lewis	+44 (0)20 7004 3170
David Campbell	+44 (0)20 7004 3171
Richard Smith	+44 (0)20 7004 3172
Media
Clive Hawkins	+44 (0)20 7004 3147
JPMorgan Cazenove, Broker to National Grid plc
Jonathan Wilcox	+44 (0)20 7588 2828
Matthew Lawrence	+44 (0)20 7588 2828

Additional Information:

        In the United States, National Grid plc has filed a Tender Offer Statement on Schedule TO (the "Schedule TO") containing the Circular to Shareholders, a US Supplemental Memorandum, an Election Form and a Letter of Election and Transmittal for shareholders and holders of American Depositary Receipts, respectively, and other related documentation with the SEC. Free copies of the Schedule TO and the other related documents filed by National Grid plc in connection with the B Share Alternatives are available on the SEC's website at http://www.sec.gov.

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  Exhibit 99.(a)(22)
National Grid plc Initial Repurchase Offer for B Shares